							Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,						June 30,
	2000	2001	2002	2003	2004	2005	2006

Total Interest Charges	$101,600	$109,523	$103,210	$91,221	$84,430	$84,992	$83,225
Interest applicable to rentals	16,449	14,563	12,762	15,425	13,171	13,911	12,224

Total fixed charges, as defined	118,049	124,086	115,972	106,646	97,601	98,903	95,449

Preferred dividends, as defined (a)	13,479	12,348	11,869	14,274	12,646	12,093	12,291

Combined fixed charges and preferred dividends, as defined	$131,528	$136,434	$127,841	$120,920	$110,247	$110,996	$107,740

Earnings as defined:

Net Income	$137,047	$178,185	$135,643	$126,009	$142,210	$174,635	$168,326
Add:
Provision for income taxes:
Total	100,512	105,933	71,404	105,296	89,064	96,949	90,303
Fixed charges as above	118,049	124,086	115,972	106,646	97,601	98,903	95,449

Total earnings, as defined	$355,608	$408,204	$323,019	$337,951	$328,875	$370,487	$354,078

Ratio of earnings to fixed charges, as defined	3.01	3.29	2.79	3.17	3.37	3.75	3.71

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.70	2.99	2.53	2.79	2.98	3.34	3.29

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.